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                                                                    EXHIBIT 12.1

                       FIRST INDUSTRIAL REALTY TRUST, INC.
             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
                            PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                             12/31/00      12/31/99     12/31/98
                                                            ----------    ----------   ----------
Income from Operations Before Income Allocated
to Minority Interest ..................................     $ 104,963     $ 112,560     $ 80,309

Plus: Interest Expense and Amortization of Interest
Rate Protection Agreements and Deferred
Financing Costs .......................................        85,675        81,231       72,750
                                                            ---------     ---------     --------

Earnings Before Income Allocated to
Minority Interest and Fixed Charges ...................     $ 190,638     $ 193,791     $153,059
                                                            =========     =========     ========

Fixed Charges and Preferred Stock Dividends ...........     $ 123,722     $ 119,643     $107,003
                                                            =========     =========     ========

Ratio of Earnings to Fixed Charges and
Preferred Stock Dividends .............................          1.54x         1.62x        1.43x
                                                            =========     =========     ========

(a) For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from operations before income allocated to minority interest. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of interest rate protection agreements and deferred financing charges.